Exhibit 99.2

Kingsoft Cloud Announces Pricing of Upsized HK$2,802 Million Offering of New Shares

BEIJING, September 23, 2025 — Kingsoft Cloud Holdings Limited (“Kingsoft Cloud” or the “Company”) (NASDAQ: KC and HKEX: 3896), a leading cloud service provider in China, today announced the pricing of its upsized HK$2,802 million offering of 338,000,000 ordinary shares of the Company (the “Placing Shares”), at an offering price of HK$8.29 per Placing Share (the “Placing”). The Placing Shares have been offered to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The Company expects to close the Placing on or before October 2, 2025 (the “Closing Date”), subject to the satisfaction of customary closing conditions.

Morgan Stanley Asia Limited has been appointed as the placing agent.

The Company currently plans to use the net proceeds from the Placing (the “Placing Proceeds”) by December 31, 2028 in the following manners: (i) 80% of the Placing Proceeds to support our AI business, including expand infrastructure and enhance cloud service capabilities, and (ii) 20% of the Placing Proceeds to replenish working capital and other corporate purposes.

The Placing Shares have not been and will not be registered under the Securities Act or any state securities laws or be registered in Hong Kong or elsewhere. They may not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the Securities Act) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. They will not be offered to any members of the “public” (within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance, Chapter 32 of the Laws of Hong Kong).

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, in the United States, Hong Kong or elsewhere, and shall not constitute an offer, solicitation or sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending Placing, and there can be no assurance that the Placing will be completed.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to”, “could”, “potential” or other similar expressions. Kingsoft Cloud may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Kingsoft Cloud’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Kingsoft Cloud’s goals and strategies; Kingsoft Cloud’s future business development, results of operations and financial condition; relevant government policies and regulations relating to Kingsoft Cloud’s business and industry; the expected growth of the cloud service market in China; Kingsoft Cloud’s ability to monetize its customer base; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Kingsoft Cloud’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kingsoft Cloud does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC and HKEX:3896) is a leading cloud service provider in China. With extensive cloud infrastructure, cutting-edge cloud-native products based on vigorous cloud technology research and development capabilities, well-architected industry-specific solutions and end-to-end fulfillment and deployment, Kingsoft Cloud offers comprehensive, reliable and trusted cloud service to customers in strategically selected verticals.

For more information, please visit: http://ir.ksyun.com.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Nicole Shan

Tel: +86 (10) 6292-7777 Ext. 6300

Email: ksc-ir@kingsoft.com